11018424

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SECURI... ...SION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH, D.C. 211

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERLING MONROE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

168 FOREST AVENUE
(No. and Street)

LOCUST VALLEY (City) NY (State) 11560 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MONROE DIEFENDORF 516 759 3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN GREVE & COMPANY P.C.
(Name – *if individual, state last, first, middle name*)

485 JERICHO TURNPIKE, MINEOLA, NY 11501
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/25

OATH OR AFFIRMATION

I, MONROE DIEFFENDORF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STERLING MONROE SECURITIES LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEMETRI DOUMAS
Notary Public - State of New York
NO. 01DO6196876
Qualified in Nassau County
My Commission Expires 1/5/13

Signature

PRES.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

February 26, 2011

To The Board of Directors of
Sterling Monroe Securities, LLC
168 Forest Avenue
Locust Valley, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Sterling Monroe Securities, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Sterling Monroe Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sterling Monroe Securities LLC's management is responsible for the Sterling Monroe Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequentially, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers consisting of general ledger reports, and an excel file, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers consisting of general ledger reports, and an excel file, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

We were not engaged to, and did not conduct an examination, the object of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Greve & Company

Cohen Greve & Company CPA, P.C.

Acknowledged:

STERLING MONROE SECURITIES, INC.

2/24/11

DATE

STERLING MONROE SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2010

TABLE OF CONTENTS

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sterling Monroe Securities, LLC
Locust Valley, New York

We have audited the accompanying comparative balance sheet of Sterling Monroe Securities, LLC as of December 31, 2010 and 2009 and the related comparative statements of income and members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Monroe Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve & Company

Mineola, NY
February 22, 2011

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreye.com

ASSETS

	2010	2009
Current Assets		
Cash	$ 27,087	$ 66,430
Prepaid Expense	15,850	-
Deposit at Clearing Broker (Note 3)	15,000	15,010
Related Party Receivable	-	30,500
Income Receivable	34,809	56,708
Total Current Assets	92,746	168,648
Fixed Assets (net of accumulated depreciation of $6,146 in 2010 and $5,120 in 2009)	-	1,026
TOTAL ASSETS	$ 92,746	$ 169,674

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Current Liabilities		
Accrued expenses	$ 12,893	$ 99,593
Total Current Liabilities	12,893	99,593
Members' Equity		
Members' equity	79,853	70,081
Total	79,853	70,081
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 92,746	$ 169,674

	2010	2009
Income	**$ 671,291**	$ 728,989
Expenses	**678,071**	770,601
NET INCOME (LOSS)	**(6,780)**	(41,612)
Beginning Members' Equity	**70,081**	131,693
Equity Contributions	**16,552**	-
Equity Distributions	**-**	(20,000)
ENDING MEMBERS' EQUITY	**$ 79,853**	$ 70,081

2010

	Total		Monroe Diefendorf		Christine Diefendorf	
	Number of Shares	**Amount**	**Number of Shares**	**Amount**	**Number of Shares**	**Amount**
Beginning of Year	**20.0**	**$ 70,081**	**19.5**	**$ 67,332**	**0.5**	**$ 2,749**
Contributions		**16,552**		**16,552**		**-**
Net (Loss)	**-**	**(6,780)**	**-**	**(6,611)**	**-**	**(169)**
End of Year	**20.0**	**$ 79,853**	**19.5**	**$ 77,273**	**0.5**	**$ 2,580**

2009

	Total		Monroe Diefendorf		Christine Diefendorf	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Beginning of Year	20.0	$ 131,693	19.5	$ 127,903	0.5	$ 3,790
Distributions		(20,000)		(20,000)		
Net (Loss)	-	(41,612)	-	(40,571)	-	(1,041)
End of Year	20.0	$ 70,081	19.5	$ 67,332	0.5	$ 2,749

STERLING MONROE SECURITIES, LLC
COMPARATIVE STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities		
Net (Loss)	$ (6,780)	$ (41,612)
Adjustments to reconcile net income to net cash provided by (Used in) Operating Activities:		
Depreciation	1,026	2,048
Changes in:		
Prepaid assets	(15,850)	1,000
Deposits in Clearing Broker	10	-
Related Party Receivable	30,500	-
Income Receivable	21,899	37,955
Accrued Expenses	(86,700)	7,556
Total adjustments	(49,115)	48,559
Net Cash Provided by Operating Activities	(55,895)	6,947
Cash Flows From Investing Activities		
Equipment Purchases	-	-
Net Cash (Used in) Investing Activities	-	-
Cash Flows From Financing Activities		
Member Distributions	-	(20,000)
Member Contributions	16,552	-
Net Cash (Used in) Financing Activities	16,552	(20,000)
NET INCREASE (DECREASE) IN CASH	(39,343)	(13,053)
CASH AT BEGINNING OF PERIOD	66,430	79,483
CASH AT END OF PERIOD	$ 27,087	$ 66,430
Supplemental Disclosures		-
Cash Paid for:		
Interest	$ -	$ -
Income taxes	$ 1,600	$ 1,025

Note 1 – ORGANIZATION AND NATURE OF BUSINESS

Sterling Monroe Securities, LLC (the "Company") is a registered general securities broker-dealer and is subject to regulation of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates as an introductory security dealer, earning commissions on investments recommended through financial planning activities of related companies.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting.

The Company has elected to be treated as a Limited Liability Company for Federal and New York State tax purposes. Under this election, the Company's taxable income or loss is reported by its members. Therefore, no provision for Federal or New York State tax is required.

As of December 31, 2010, all income receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – CLEARING BROKER ACCOUNT

Amounts due to the clearing brokers are secured by a deposit in the amount of $15,000. As of December 31, 2010, there were net commissions due from the clearing broker in the amount of $4,422.

Note 4 - RELATED PARTIES

Effective July 1, 2004, the Company entered into a Management Agreement with a related company, Diefendorf Management Services, LLC (DMS). The purpose of the Management Agreement is to allow the Company to pay its share of allocable expenses to DMS. The agreement provides for a fixed amount to be paid to DMS. Effective January 1, 2010 the Company revised its' agreement to a new fixed amount of $8,500 per month.

Total paid in 2010	$102,000

Effective October 1, 2008, the Company entered into a Management Agreement with a related party, Diefendorf Management Services, LLC (DMS). The purpose of the agreement is to allow the Company to pay its share of the aggregation software costs. The agreement provides a fixed amount of $3,000 per month to be paid to DMS. The agreement does not have a termination date. The amount paid to DMS during 2010 was $36,000.

Note 4 - RELATED PARTIES CONT'D

The Company paid commission to its principal member during 2010. Total commissions paid for 2010 were $222,287.

The Company leases office space located at 168 Forest Avenue, Locust Valley, New York, from a related party. See Note 5 for details of this rental arrangement.

Note 5 - COMMITMENTS

The Company is obligated under a lease for office space located at 168 Forest Avenue, Locust Valley, New York through December 31, 2010. Annual rent expense is $12,000 per annum.

Note 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, The Company is subject to the Uniform Net Capital Rules of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness." As of December 31, 2010 the Company's "Net Capital" was $57,878. This exceeds the requirements by $52,878. The ratio of "Aggregate Indebtedness" to "Net Capital" was .23 to 1 at December 31, 2010.

Note 7 - CONCENTRATIONS

During 2010, the three largest companies from which the Sterling Monroe Securities, LLC earned commission income, accounted for 35%, 20% and 16% of total commissions earned for the year. Due to the nature of the business and the Company's ability to earn similar commissions from many sources, the Company does not feel that such concentration can have a material effect on its ability to earn commissions from other sources.

STERLING MONROE SECURITIES, LLC

SUPPLEMENTARY INFORMATION

December 31, 2010

STERLING MONROE SECURITIES, LLC
COMPARATIVE SUPPLEMENTARY INFORMATION-SCHEDULE – I
For the Years Ended December 31, 2010 and 2009

	2010	2009
Income:		
Commission Income	$ 671,290	$ 728,989
Other income	-	-
Interest	1	-
TOTAL INCOME	$ 671,291	$ 728,989
Expenses:		
Advertising	4,000	$ 2,048
Commissions	381,450	522,198
Dues and Subscriptions	3,617	632
NASD fees	16,013	12,264
Insurance	22,133	14,425
Computer Software and Repairs	78,312	57,578
Other General and Administrative	1,363	789
Website Fees and Upgrades	3,348	2,382
Professional Fees	33,582	23,394
Licenses and Registrations	4,130	1,789
Rent	12,000	12,000
Membership Fees	-	590
Professional Development	4,004	-
Education and Seminars	9,493	2,439
Management Fees	102,000	115,000
Depreciation	1,026	2,048
Corporation Tax	1,600	1,025
TOTAL EXPENSES	$ 678,071	$ 770,601

See Auditor's Report

	2010	2009
CREDITS		
Member's equity	**$ 79,853**	$ 70,081
DEBITS		
Property and equipment	-	(1,026)
Related party receivables	-	(30,500)
Disallowed commission receivables	**(6,125)**	(6,630)
Prepaid expenses	**(15,850)**	-
Total debits	**(21,975)**	(38,156)
Net Capital	**57,878**	31,925
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $12,893	**5,000**	6,643
EXCESS NET CAPITAL	**52,878**	25,282
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.23 to 1**	3.13 to 1.00
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accrued Expenses	**12,893**	99,953
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2010		
Net capital as reported in Company's Part IIA (unaudited) Focus report	**67,233**	42,973
Net audit adjustments	**(9,355)**	(11,048)
Net Capital per above	**$ 57,878**	$ 31,925

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement

Pursuant to Paragraph (d)(4) of Rule 17a-5, there are material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA.

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Sterling Monroe Securities, LLC
Locust Valley, New York

In planning and performing our audit of the financial statements and supplemental schedules of Sterling Monroe Securities, LLC (the Company) for the years ended December 31, 2010 and 2009 we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by an employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Sterling Monroe Securities, LLC to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mineola, NY
February 22, 2011